NYSE
AN ICE EXCHANGE

June 3, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of American Tower Corporation, under the Exchange Act of 1934:

- 3.900% senior notes due 2030

- 4.100% senior notes due 2034

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com